OMB APPROVAL
UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB Number: 3235-0058 Expires: Estimated average burden hours per response . . . . . . 2.50
SEC FILE NUMBER 001-16501
CUSIP NUMBER 37941P306

(Check one):	☒ Form 10-K	☐ Form 20-F	☐ Form 11-K	☐ Form 10-Q	☐ Form 10-D
	☐ Form N-SAR	☐ Form N-CSR

	For Period Ended:	December 31, 2015
☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR
For the Transition Period Ended:

Read Instructions (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

GLOBAL POWER EQUIPMENT GROUP INC.
Full Name of Registrant

N/A
Former Name if Applicable

400 E. LAS COLINAS BLVD., SUITE 400
Address of Principal Executive Office (Street and Number)

IRVING, TEXAS 75039
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense
☐	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

As previously disclosed, Global Power Equipment Group Inc. (the “Company”) is continuing an ongoing internal review of its historical financial statements. The Company is working to prepare an amendment to its Form 10-K for the year ended December 31, 2014, which will contain restated historical financial information for the Company’s 2012, 2013 and 2014 fiscal years and the quarterly periods contained therein. In addition, the Company is continuing to prepare its delayed Quarterly Reports for the fiscal quarters ended March 29, 2015 (“First Quarter Form 10-Q”), June 28, 2015 (the “Second Quarter Form 10-Q”), and  September 27, 2015 (the “Third Quarter Form 10-Q” and, together with the First Quarter Form 10-Q and the Second Quarter Form 10-Q, the “2015 Quarterly Reports”) and its annual report on Form 10-K for the fiscal year ended December 31, 2015 (the “2015 Annual Report” and, together with the 2015 Quarterly Reports, the “2015 Reports”).  As a result of the restatement process, the Company is not yet able to file its 2015 Reports. However, the Company is working to complete the restatement and each of the aforementioned filings, including the 2015 Annual Report, as soon as practicable.

SEC 1344 (04-09)	Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification
	Tracy D. Pagliara	(214)	574-2000
	(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

			☐ Yes ☒ No
	Quarterly Reports on Form 10-Q for the quarters ended March 29, 2015, June 28, 2015 and September 27, 2015.

	The Company intends to file an amendment to its Form 10-K for the year ended December 31, 2014 as soon as practicable.

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

			☐ Yes ☐ No

Due to the ongoing internal review, described in Part III above, changes in the Company’s results of operations for the Company’s fourth quarter of 2015 and the Company’s 2015 full fiscal year cannot be estimated with reasonable certainty at this time.

	If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

GLOBAL POWER EQUIPMENT GROUP INC.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date	March 15, 2016	By	/s/ Tracy D. Pagliara
Tracy D. Pagliara
Senior Vice President, Chief Administrative Officer, General Counsel and Secretary

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).